UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. February 28, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the twelve months ended December 31, 2017 of US$427.7 million (US$1.63 per ADR), an increase from US$278.3 million (US$1.06 per ADR) reported for the twelve months ended December 31, 2016 (the 2016 results were affected by the write-off related to stopping the operations of the train, which had a one-time, before-tax effect of US$32.8 million on net income). Gross profit(3) reached US$762.5 million (35.3% of revenues) for the twelve months ended December 31, 2017, higher than US$611.0 million (31.5% of revenues) recorded for the twelve months ended December 31, 2016. Revenues totaled US$2,157.3 million for the twelve months ended December 31, 2017, representing an increase of 11.2% compared to US$1,939.3 million reported for the twelve months ended December 31, 2016.

The Company also announced earnings for the fourth quarter of 2017, reporting net income of US$110.5 million (US$0.42 per ADR) compared to US$80.9 million (US$0.31 per ADR) for the fourth quarter of 2016. Gross profit for the fourth quarter 2017 reached US$216.1 million; higher than the US$204.8 million recorded for the fourth quarter 2016. Revenues for the fourth quarter 2017 totaled US$574.8 million, an increase of approximately 3.8% compared to the fourth quarter 2016, when revenues amounted to US$553.8 million.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “The robust 2017 results were mainly driven by strong lithium demand, resulting in significantly higher prices during the year. We ended the year with US$893.7 million in EBITDA and US$427.7 million in net income, an increase of over 17% and 50% respectively, compared to the previous year. Our focus on operational excellence and cost efficiencies helped to achieve higher sales volumes in the specialty plant nutrition and iodine and derivatives business lines.”

“In the specialty plant nutrient business line, sales volumes increased 15% in 2017 due to strong demand growth and decreased supply from our competition. Our operations team has achieved new operational improvements by significantly integrating the production process at the Coya Sur facilities, while improving the use of raw materials, allowing an increase of nitrates production capacity up to 1.3 million MT/year. The improvements were made with minimum investments. As a result of this changes, we were able to increase our sales volumes while providing necessary supply to the potassium nitrate market.”

“In the iodine and derivatives business line, we were able to achieve our target, set few years ago, to regain our market share. In 2017, we successfully increased our market share to over 35%, reporting historically high sales volumes of 12.7k MT. Prices have shown a slight recovery during the year and, considering today´s pricing environment, prices are expected to be higher in 2018.”

He continued by saying, “We achieved the same sales volumes in our lithium and derivatives business line in 2017 as in the previous year, while the prices increased 25% with an average price reaching over US$13,500 per metric ton in the fourth quarter. On these days, we continue to see a tight market, mainly driven by a strong demand that is still growing over 15% per year, more than offsetting the new supply that came into the market during the second half of last year. For the remainder of this year, we expect that the strong demand growth will continue, while at the same time, new projects are expected to increase their output during the second half of the year.”

Lithium projects

In January 2018, the Company announced that it reached an agreement with CORFO to finish the arbitration processes that started in May 2014. The agreement included a one-time payment of approximately US$20 million that is reflected in the fourth quarter 2017 results. As part of the agreement, SQM is allowed to produce and sell up to 2.2 million MT of lithium carbonate equivalent (LCE) through 2030, albeit at higher lease payments to CORFO and other associated cost. The new payment structure will become effective, as of the moment the agreement is approved by regulatory authorities in Chile, which we expect to occur during March 2018.

Patricio de Solminihac commented, “We are pleased that we have reached an agreement with CORFO that will let us continue developing a successful story in the Salar de Atacama. The new production allowance granted in the agreement gives us flexibility to increase our operation capacity as the market continues growing, allowing us to keep a market share around 25% during the next few years.”

Then he continued saying, “Approximately a year ago, we announced a capacity expansion from 48,000 to 63,000 MT of lithium carbonate in Chile, to be finished in 2018. This expansion project is being revised to reach a total production capacity of 70,000 MT this year. On top of this, we are working on a project to increase our plant capacity by another 30,000 MT in 2019, reaching 100,000 MT of total capacity in Chile. The total budget for both stages will be approximately US$170 million. We will evaluate the timing for future expansions in the Salar de Atacama based on market conditions.”

Patricio de Solminihac closed by saying, “We truly believe in the lithium market as the demand growth, mainly driven by the development of the electric vehicles (EVs), should remain very strong in the coming years. The market will need more efficient projects to come on line to maintain the market equilibrium and support the development of the EVs and battery industries. Being one of the largest lithium producers in the world, we feel the responsibility to grow together with our customers and the market. Along with new expansions in Chile, we will continue development of our projects abroad. In Argentina, we expect the first stage of the Minera Exar project of 25,000 MT/year to be ready by 2020, the construction of the evaporations ponds has begun, and the filling of the evaporation ponds will begin in the second half of the year. In the meantime, we continue working on the detailed engineering of the chemical plant. In Australia, we completed the purchase of the Mt. Holland project in December 2017 and are working on further exploration of the resource, development of the feasibility study and required environmental permits, all of this with the goal of starting production in 2021.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the twelve months ended December 31, 2017 totaled US$697.3 million, an increase of 11.8% compared to $623.9 million reported for the twelve months ended December 31, 2016.

Fourth quarter 2017 revenues reached US$185.9 million, 35.9% higher than the US$136.8 million reported in the fourth quarter of 2016.

Specialty Plant Nutrition Sales Volumes and Revenues:

		2017	2016	2017/2016
Specialty Plant Nutrition Total Volumes	Th. MT	966.2	840.8	125.4	15%
Sodium Nitrate	Th. MT	26.7	24.4	2.3	10%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	601.4	475.8	125.6	26%
Specialty Blends	Th. MT	209.0	213.5	-4.5	-2%
Other specialty plant nutrients (*)	Th. MT	129.1	127.2	1.9	2%
Specialty Plant Nutrition Revenues	MUS$	697.3	623.9	73.4	12%

*Includes trading of other specialty fertilizers.

		4Q2017	4Q2016	2017/2016
Specialty Plant Nutrition Total Volumes	Th. MT	254.2	189.9	64.3	34%
Sodium Nitrate	Th. MT	8.1	9.2	-1.1	-12%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	152.7	97.6	55.1	56%
Specialty Blends	Th. MT	56.9	49.3	7.5	15%
Other specialty plant nutrients (*)	Th. MT	36.5	33.8	2.8	8%
Specialty Plant Nutrition Revenues	MUS$	185.9	136.8	49.1	36%

*Includes trading of other specialty fertilizers.

Sales volumes during 2017 for this business line increased almost 15% compared to 2016, due to demand growth and limited supply from our competitors, we expect to see similar sales volumes in 2018. Average prices during 2017 decreased approximately 2.7% compared to prices reported last year. We believe that the potassium nitrate market grew around 5% last year and that it will continue its growth at a similar rate this year. We remain confident in the future of the potassium nitrate and specialty fertilizer markets, and will continue to invest to develop and expand the market.

SPN gross profit(5) accounted for approximately 19% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2017 were US$252.1 million, an increase of 9.1% compared to US$231.1 million generated for the twelve months ended December 31, 2016.

Revenues from sales of iodine and derivatives for the fourth quarter of 2017 amounted to US$60.8 million, an increase of 8.4% compared to US$56.1 million achieved during the fourth quarter of 2016.

Iodine and Derivative Sales Volumes and Revenues:

		2017	2016	2017/2016
Iodine and Derivatives	Th. MT	12.7	10.2	2.5	24%
Iodine and Derivatives Revenues	MUS$	252.1	231.1	21.0	9%

		4Q2017	4Q2016	2017/2016
Iodine and Derivatives	Th. MT	2.9	2.7	0.3	10%
Iodine and Derivatives Revenues	MUS$	60.8	56.1	4.7	8%

Higher iodine revenues were the result of higher sales volumes. Average prices were approximately US$20/kg, a decrease of about 12.3% compared to average prices seen during 2016. During the second half of 2017, we saw a slight improvement in iodine prices. Prices during the second half of the year were approximately 5% higher than prices reported during the first half of 2017. We believe that that trend will continue into 2018 with average prices slightly higher than in 2017.

Our sales volumes during 2017 totaled 12.7k MT/year, approximately 24.4% higher than sales volumes seen during 2016. We believe that global iodine demand grew slightly in 2017 and we increased our market share to over 35%. We started working on the capacity expansion project at our iodine facilities in Nueva Victoria and at the end of 2017 the effective capacity of all of our facilities reached 11,000 MT/year. We expect to complete our expansion during the second half of 2018, bringing our total effective capacity to 14,000 MT/year.

Gross profit for the Iodine and Derivatives segment accounted for approximately 7% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$644.6 million during the twelve months ended December 31, 2017, an increase of 25.3% compared to the US$514.6 million for the twelve months ended December 31, 2016.

Lithium and derivatives revenues increased 1.5% during the fourth quarter of 2017 compared to the fourth quarter of 2016. Total revenues amounted to US$179.4 million during the fourth quarter of 2017, compared to US$176.8 million in the fourth quarter of 2016.

Lithium and Derivatives Sales Volumes and Revenues:

		2017	2016	2017/ 2016
Lithium and Derivatives	Th. MT	49.7	49.7	0.0	0%
Lithium and Derivatives Revenues	MUS$	644.6	514.6	129.9	25%

		4Q2017	4Q2016	2017/ 2016
Lithium and Derivatives	Th. MT	13.2	14.5	-1.3	-9%
Lithium and Derivatives Revenues	MUS$	179.4	176.8	2.6	1%

The lithium market continued its strong growth in 2017, with total demand growth reaching close to 17% according to our estimates. Supply did not keep the same pace, and therefore market conditions remained tight and prices increased significantly during the year.

This pricing trend, given that the sales volumes stayed at the same level as in 2016, impacted our revenues for 2017 by almost US$130 million. Average prices in this business line increased another 25% compared to average prices seen during 2016. We believe that the market price will remain strong in the first half of the year with the potential to stabilize or slightly decrease in the second half of the year. However, we still expect averages prices to be higher in 2018 compared to the average prices seen in 2017.

As we continue to move forward with our expansion from 48,000 MT/year to 70,000 MT/year in the Salar de Atacama, we believe our 2018 sales volumes in the business line should increase by approximately 5,000 MT as we ramp up the current production. These additional sales volumes should be seen during the second half of 2018.

Gross profit for the Lithium and Derivatives segment accounted for approximately 60% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for 2017 totaled US$379.3 million, a 5.9% decrease compared to the US$403.3 million reported for the twelve months ended December 31, 2016.

Potassium chloride and potassium sulfate revenues decreased 26.9% in the fourth quarter of 2017, totaling US$78.4 million compared to the US$107.3 million reported for the fourth quarter of 2016.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		2017	2016	2017/2016
Potassium Chloride and Potassium Sulfate	Th. MT	1,344.3	1,534.7	-190.3	-12%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	379.3	403.3	-24.0	-6%

		4Q2017	4Q2016	2017/2016
Potassium Chloride and Potassium Sulfate	Th. MT	262.0	410.6	-148.6	-36%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	78.4	107.3	-28.9	-27%

Revenues in the potassium chloride and potassium sulfate business line were impacted by reduced sales volumes in 2017. As anticipated, sales volumes decreased over 12% during 2017 as we focused our production efforts in the Salar de Atacama on increasing lithium yields. We believe we could see a decrease in potassium chloride and potassium sulfate production in 2018, as we further expand our lithium production in the Salar de Atacama, and potassium chloride sales volumes could decrease in the future.

As estimated, 2017 global potash demand increased an additional 4 million tons, as result, potash prices increased slightly during the year. Average prices in the potassium chloride and potassium sulfate business line increased approximately 7.4% during 2017 when compared to 2016, reaching US$282/MT. During the fourth quarter 2017 average prices increased almost 7.5% when compared to the third quarter 2017.

Gross profit for Potassium Chloride and Potassium Sulfate business line accounted for approximately 9% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2017 reached US$135.6 million, a 30.2% increase compared to US$104.1 million for the twelve months ended December 31, 2016.

Revenues for the fourth quarter of 2017 totaled US$54.6 million, a decrease of 10.2% compared to US$60.8 million for the fourth quarter of 2016.

Industrial Chemicals Sales Volumes and Revenues:

		2017	2016	2017/2016
Industrial Nitrates	Th. MT	167.6	128.9	38.7	30%
Industrial Chemicals Revenues	MUS$	135.6	104.1	31.4	30%

		4Q2017	4Q2016	2017/2016
Industrial Nitrates	Th. MT	64.4	75.3	-11.0	-15%
Industrial Chemicals Revenues	MUS$	54.6	60.8	-6.2	-10%

Revenues in the industrial chemicals business line increased as a result of higher sales volumes. These higher sales volumes were related to increased sales volumes of solar salts, which totaled almost 88,000 MT this year, in line with our estimated volumes for the year. Solar salts sales depend on the ramp up of the concentrated solar power plants (CSP) projects and we expect our sales volumes in 2018 to be around 50,000 MT. Prices during 2017 remained flat compared to 2016.

Gross profit for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$48.5 million in the twelve months ended December 31, 2017, lower than the US$62.2 million for the twelve months ended December 31, 2016.

Financial Information

Capital Expenditures

Capex during 2017 reached approximately US$172 million, and the majority of these expenditures were related to maintenance, current expansion projects related to nitrate and lithium carbonate and hydroxide production. That also included approximately US$24 million investment in Minera Exar project and US$25 million in Mt. Holland project.

For 2018, the Board approved a total Capex framework of approximately US$517 million, of which US$360 will be invested in Chile, including maintenance and production capacity expansions of lithium, iodine and potassium nitrate business lines. We have revised the investment required to increase our potassium nitrate capacity to 1.5 million MT, reducing total capex to US$50 million. We also expect to invest approximately US$157 million in projects outside Chile.

Administrative Expenses

Administrative expenses totaled US$101.2 million (4.7% of revenues) for the twelve months ended December 31, 2017, compared to US$88.4 million (4.6% of revenues) recorded during the twelve months ended December 31, 2016.

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2017 were US$36.6 million, compared to US$46.9 million recorded for the twelve months ended December 31, 2016.

Income Tax Expense

Income tax expense reached US$166.2 million for the twelve months ended December 31, 2017, representing an effective tax rate of 27.9%, compared to an income tax expense of US$133.0 million during the twelve months ended December 31, 2016. The Chilean corporate tax rate was 25.5% during the 2017 period and 24% during the 2016 period.

Other

The EBITDA margin was approximately 41.4% for the twelve months ended December 31, 2017. EBITDA margin for the twelve months ended December 31, 2016 was approximately 39.2%. The EBITDA margin for the fourth quarter of 2017 was approximately 41.8%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.
3)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.
5)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries.

SQM´s business strategy is to be a mining operator that selectively integrates the production and sales of products to industries essential for human development, such as food, health and technology. The strategy is built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
•	extend lean operations (M1) to the entire organization to strengthen our cost position, increase quality and ensure safety;
•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
•	recover the iodine market share, seek consolidation and vertical integration opportunities; invest in the development of industrial nitrate applications;
•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities, take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

The business strategy´s principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage business risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

Balance Sheet

(US$ Millions)	As of Dec. 31,	As of Dec. 31,
	2017	2016

Total Current Assets	2,466.3	2,331.9
Cash and cash equivalents	630.4	514.7
Other current financial assets	367.0	289.2
Accounts receivable (1)	506.0	451.0
Inventory	902.1	993.1
Others	60.8	84.0

Total Non-current Assets	1,830.0	1,886.1
Other non-current financial assets	62.9	34.1
Investments in related companies	126.4	113.1
Property, plant and equipment	1,437.2	1,532.8
Other Non-current Assets	203.5	206.1

Total Assets	4,296.2	4,218.0

Total Current Liabilities	748.0	580.3
Short-term debt	220.3	179.1
Others	527.7	401.2

Total Long-Term Liabilities	1,300.7	1,330.4
Long-term debt	1,031.5	1,093.4
Others	269.2	236.9

Shareholders' Equity before Minority Interest	2,187.8	2,246.1

Minority Interest	59.6	61.2

Total Shareholders' Equity	2,247.5	2,307.3

Total Liabilities & Shareholders' Equity	4,296.2	4,218.0

Liquidity (2)	3.3	4.0

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

 Income Statement

(US$ Millions)	For the 4th quarter		For the twelve months ended Dec. 31,
	2017	2016	2017	2016

Revenues	574.8	553.8	2,157.3	1,939.3

Specialty Plant Nutrition (1)	185.9	136.8	697.3	623.9
Iodine and Iodine Derivatives	60.8	56.1	252.1	231.1
Lithium and Lithium Derivatives	179.4	176.8	644.6	514.6
Industrial Chemicals	54.6	60.8	135.6	104.1
Potassium Chloride & Potassium Sulfate	78.4	107.3	379.3	403.3
Other Income	15.7	16.1	48.5	62.2

Cost of Goods Sold	(305.9)	(288.1)	(1,162.5)	(1,089.9)
Depreciation and Amortization	(52.8)	(60.9)	(232.4)	(238.4)

Gross Profit	216.1	204.8	762.5	611.0

Administrative Expenses	(28.6)	(25.8)	(101.2)	(88.4)
Financial Expenses	(12.3)	(12.3)	(50.1)	(57.5)
Financial Income	4.7	3.2	13.5	10.1
Exchange Difference	(1.9)	1.0	(1.3)	0.5
Other	(23.7)	(36.6)	(28.8)	(60.8)

Income Before Taxes	154.3	134.4	594.6	414.9

Income Tax	(42.8)	(51.8)	(166.2)	(133.0)

Net Income before minority interest	111.5	82.5	428.4	281.9

Minority Interest	(1.0)	(1.7)	(0.7)	(3.6)

Net Income	110.5	80.9	427.7	278.3
Net Income per Share (US$)	0.42	0.31	1.63	1.06

(1) Includes other specialty fertilizers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934. the registrant has duly caused this report to be signed on its behalf by the undersigned. thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: February 28, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.